SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
Set forth below is the text of the notice of an Annual Meeting of Shareholders that has been scheduled for August 17, 2006 to consider the matters referred to therein. Such notice was sent to shareholders on July 27, 2006.

Date: July 27, 2006

ON TRACK INNOVATIONS LTD.

You are hereby invited to the annual shareholders meeting (the “Meeting”) of On Track Innovations Ltd. (the “Company”) scheduled to be held on August 17, 2006, at 8:15 AM (Israel local time) at the offices of the Company in Rosh-Pina, Israel.

Agenda of the Meeting and Summary of the Proposed Resolutions

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2005.

2.	To appoint Somekh Chaikin (member of KPMG International) as the Company’s independent auditors for the fiscal year ending December 31, 2006 and to authorize the Company’s Board of Directors to determine the auditors’ remuneration.

3.	To elect Dr. Ora Setter as an external director of the Company for a three - year term.

4.	To elect Mr. Eliezer Manor - an external director of the Company, to act as an external director for an additional three - year term.

5.	To increase the Company’s share capital by NIS 2,000,000 divided into 20,000,000 ordinary shares of NIS 0.1 nominal value each, so that following the increase Article 6 of the Company’s Articles of Association, reflecting the structure of the authorized share capital of the Company, shall read as follows: “The authorized share capital of the Company is NIS 5,000,000 divided into 50,000,000 ordinary shares”.

6.	To amend the base salary in the employment agreement of the Company’s Chairman of the Board of Directors, Mr. Oded Bashan, so that Mr. Bashan’s base salary shall be increased from $18,000 to $30,000 per month effective immediately. All other terms of the employment of Mr. Bashan shall remain unchanged.

7.	To authorize Mr. Oded Bashan, the Company’s Chairman, to act as the Company’s CEO for an additional three-year period in accordance with the provisions of Section 121(c) of the Israeli Companies Law of 1999.

Record Date and Right to Vote

Only shareholders of record at the closing of the trading day of July 28, 2006 (the “Record Date”) are entitled to attend and vote at the Meeting. A shareholder whose shares are registered in his or her favor with a member of a stock exchange, and which shares are included in the shares registered in the Register of Shareholders of the Company under the name of such member of such stock exchange, shall be required to prove his or her ownership of the shares as of the Record Date by providing the Company, at least 48 hours before the time appointed for holding the Meeting, with an ownership certificate in the form attached herewith, issued by such a member of such stock exchange.

Legal Quorum

Under the Articles of Association of the Company (the “Articles”), no business shall be transacted at any shareholders’ meeting unless a quorum is present when the meeting proceeds to business. The quorum required for a meeting is at least two shareholders present in person or by proxy, holding at least 33 1/3% of the issued and outstanding ordinary shares of the Company (a “Quorum”). If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

Necessary Votes

—	The affirmative vote of a majority of the shares voting on the matter is required to approve resolutions 2 and 5 above.

—	The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one-third of the shares of any non-controlling shareholders (as such term is defined in the Israeli Companies Law of 1999) or anyone on their behalf voted for the matter; or (ii) the total number of shares of non-controlling shareholders voted against the election of the outside directors does not exceed one percent of the outstanding ordinary shares of the Company, is required to approve resolutions 3 and 4 above.

—	The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one-third of the shares of the shareholders that does not have a personal interest (as such term is defined in the Israeli Companies Law of 1999) in the resolution voted for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution voted against the resolution does not exceed one percent of the outstanding ordinary shares of the Company, is required to approve resolution 6 above.

—	The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least two-thirds of the shares of any non-controlling shareholders (as such term is defined in the Israeli Companies Law of 1999) or anyone on their behalf attending the meeting voted for the matter; or (ii) the total number of shares of non-controlling shareholders voted against the resolution does not exceed one percent of the outstanding ordinary shares of the Company, is required to approve resolution 7 above.

Proxy

A shareholder wishing to vote by proxy must deposit the proxy at the offices of the Company at the address set forth below, at least 48 hours before the time appointed for holding the Meeting. Attached for your convenience is a form of a proxy.

Suggested Resolutions

Copies of the suggested resolutions are available for inspection at the Company’s offices in Z.H.R Industrial Zone Rosh-Pina, Israel, 12000 (tel. 972-4-6868000) between the hours 9:00-12:00 am and the offices of the Company's transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Pl. - 8th Floor, New York, NY 10004, USA, attention Gail Schweda.

By order of the board of directors:

On Track Innovations Ltd.

Ownership Certificate

Company’s name: On Track Innovations Ltd.
Company’s Reg. No.: 52-004286-2

Name of Stock Exchange member: ____________

Details of shareholder:

(if there are several joint owners of the shares, their details should be included)

(1) Name of shareholder ______________

(2) I.D. No. __________________

If shareholder does not hold an Israeli I.D. –
Passport No. ______________     Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation –
Registration No. ___________     Country of incorporation _____________

(3) Record Date for which this certificate is granted __________

Details of the Shares:

(1)	Name of the security – Ordinary Share; Par value – N.I.S 0.1 ; ISIN code – IL 009248951

(2)	No. of Shares – _________

(3)	Type of Shares: Ordinary

Signature of Stock Exchange member ____________     Date: ______________

On Track Innovations Ltd.

☐ Instrument of Appointment of Proxy:

PROXY

I/we, ____________________ of ________________________ being a Shareholder of
             (Name of Shareholder)                          (Address)

On Track Innovations Ltd. (the “Company”) hereby appoint (Please mark one alternative) (hereinafter the “Proxy”):

☐ Mr. Oded Bashan / Mr. Ronnie Gilboa / Ms. Avital Rozenberg

☐ _________________________ of _____________________
                   (Name of Proxy)                                  (Address)

as my proxy to vote for me and on my behalf at an Annual General Meeting of the shareholders of the Company to be held on August 17, 2006, and at any adjournments thereof.

Unless expressly instructed otherwise in writing, signing this proxy shall be deemed as an instruction to the Proxy to vote “FOR” for all resolutions on the agenda.

Signed this __ of ________, 2006.

____________________________
   (Signature of Appointer)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: July 27, 2006